Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

Item 1.	Reporting Issuer
New Gold Inc. (“New Gold” or “the “Company”) Suite 1800, 555 Burrard Street Vancouver, British Columbia, V7X 1M9

Item 2.	Date of Material Change
December 12, 2013

Item 3.	News Release

A press release with respect to this material change report was issued by New Gold on December 12, 2013 through Canadian Newswire and filed on the System for Electronic Document Analysis and Retrieval.

Item 4.	Summary of Material Change
On December 12, 2013, New Gold announced the results of the Blackwater feasibility study.

Item 5.	Full Description of Material Change See press release attached as Schedule A.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102
The report is not being filed on a confidential basis.

Item 7.	Omitted Information
No information has been omitted.

Item 8.	Executive Officer
Hannes Portmann, Vice President, Corporate Development
(416) 324-6014

Item 9.	Date of Report
December 20, 2013

SCHEDULE A

New Gold Announces Blackwater Feasibility Study Results

(All figures are in US dollars unless otherwise indicated)

December 12, 2013 – New Gold Inc. (“New Gold”) (TSX:NGD) and (NYSE MKT:NGD) today announces the results of the Feasibility Study for its Blackwater Gold project (“Blackwater” or the “Project”) in British Columbia, Canada.

Feasibility Study Highlights

•	Conventional truck and shovel open pit mine with 60,000 tonne per day (“tpd”) whole ore leach processing plant
•	17-year mine life with direct processing for first 14 years and processing of stockpile thereafter
•	Life-of-mine operational strip ratio of 1.88 to 1.00
•	Life-of-mine gold and silver recoveries of 87% and 49%
•	Life-of-mine gold and silver production of 7 million ounces and 30 million ounces
•	Development capital costs of $1,865 million inclusive of a $190 million contingency
•	First nine years – average annual gold production of 485,000 ounces at total cash costs(1) of $555 per ounce and all-in sustaining costs(2) of $685 per ounce
•
Base case economics – at $1,300 per ounce gold, $22.00 per ounce silver and a 0.95 US$/C$ foreign exchange rate, Blackwater has a pre-tax 5% net present value (“NPV”) of $991 million, an internal rate of return (“IRR”) of 11.3% and a payback period of 6.2 years

•
Alternative case economics – at $1,600 per ounce gold, $26.00 per ounce silver and a parity US$/C$ foreign exchange rate, Blackwater has a pre-tax 5% NPV of $2,120 million, an IRR of 16.8% and a payback period of 4.5 years

“The completion of the Blackwater Feasibility Study is an important milestone for our company,” stated Randall Oliphant, Executive Chairman of New Gold. “The Project has many great attributes including: its secure jurisdiction, long life, robust production potential, all-in sustaining costs well below industry average, and continued exploration potential. However, the combination of gold being down by over $500 per ounce since we completed the Preliminary Economic Assessment for Blackwater in September of 2012 and our Rainy River project having a more modest capital requirement, results in our primary objective being the advancement of Rainy River.”

“Importantly, Rainy River shares all of Blackwater’s strong project characteristics,” Oliphant continued. “An updated feasibility study for Rainy River remains on schedule for completion in early 2014.”

New Gold will continue to move Blackwater through the permitting phase in 2014. The company views the potential of having a fully permitted project as an important and valuable asset. In the current environment, where there has been significant commodity price volatility, New Gold wants to maximize its flexibility in respect of any future development decisions. The company plans to stage the development of its projects with the near-term focus being on the advancement of the lower capital cost Rainy River project. Thereafter, the timing of Blackwater’s development will be driven by the prevailing market conditions over the coming years.

Mineral Reserve Estimate

The Blackwater mineral resource, effective March 31, 2013, is reported within a conceptual pit shell at gold-equivalent cut-off values ranging from 0.3 to 0.4 grams per tonne. The deposit contains Measured and Indicated mineral resources suitable for direct processing of 306 million tonnes at 0.88 grams per tonne gold and 5.8 grams per tonne silver, representing 8.6 million ounces of gold and 57.5 million ounces of silver. In addition, the Measured and Indicated mineral resources suitable for stockpiling and future processing includes 91 million tonnes at 0.30 grams per tonne gold and 4.3 grams per tonne silver, representing 0.9 million ounces of gold and 12.6 million ounces of silver.

This mineral resource estimate is compliant with CIM (as defined at the conclusion of the release) Definition Standards prescribed under National Instrument 43-101 and is based upon a geologic block model that incorporates 286,966 individual assays from 309,516 metres of core from 1,003 drill holes at a nominal drill hole spacing ranging from 25 metres to 50 metres. Assay data density is sufficient to classify the mineral resource at the Measured and Indicated confidence levels as necessary to support the estimation of a mineral reserve. The drill hole database was supported by approximately 80,000 quality assurance/quality control (QA/QC) check assays.

A proposed mining production schedule was developed through the design of an ultimate open pit within the mineral resource model. The Blackwater mineral reserve, which represents the proportion of the Measured and Indicated mineral resources included in the production schedule, has been diluted using an average of 4.7% additional tonnes containing 0.15 grams per tonne gold and 3.1 grams per tonne silver. The Blackwater mineral reserve is summarized below.

Blackwater Mineral Reserve Estimate - Effective December 2, 2013					
	Tonnes (Mt)	Gold (g/t)	Silver (g/t)	Gold (Moz)	Silver (Moz)
Direct processing material					
Proven	124.5	0.95	5.5	3.79	22.1
Probable	169.7	0.68	4.1	3.73	22.3
Total direct processing material	**294.3**	**0.79**	**4.7**	**7.51**	**44.4**
Stockpile material					
Proven	20.1	0.50	3.6	0.33	2.3
Probable	30.1	0.34	14.6	0.33	14.1
Total stockpile material	**50.2**	**0.40**	**10.2**	**0.65**	**16.4**
Direct processing and stockpile material					
Proven	144.6	0.88	5.3	4.11	24.4
Probable	199.8	0.63	5.7	4.05	36.4
Total	**344.4**	**0.74**	**5.5**	**8.17**	**60.8**

Notes:

Mining Operations and Metallurgy

The mining production schedule was developed using four phases. The schedule incorporates an elevated cut-off grade strategy during the first 10 years of mining to raise the mill feed grade. Material below the higher cut-off grade is stockpiled for processing at the end of the Project’s life.

Mining operations would be carried out with an initial equipment fleet comprising four 200 to 250 millimetre diesel blast hole drills, two 40 cubic metre hydraulic shovels, one 28 cubic metre front-end loader, and fourteen 290 tonne trucks. The mining fleet increases during operations with the addition of four blast hole drills, one electric cable shovel, and thirteen haul trucks. A 12 metre bench height has been selected for mining. This large-scale open pit mining would provide process plant feed at a nominal rate of 60,000 tpd or 21.9 million tonnes per year. Annual mine production of ore and waste would peak at 92 million tonnes. The operational stripping ratio, excluding waste stripping during the development phase, is 1.88:1.00.

The metallurgical evaluation was supported by an extensive metallurgical and grinding test program. The tests were conducted on samples composited to represent process plant feed in the mine plan. Composites derived from 324 exploration drill holes as well as 27 dedicated large bore HQ/PQ core drill holes were used for testing. Mineralogical and diagnostic leach testing indicated that the primary areas of investigation required to optimize the whole ore leach processing were: primary grind size, reagent addition, and leach retention time. Estimated process plant feed grade, recoveries and metal production from commercial production forward are summarized below.

Blackwater Feasibility Study Production Schedule
Production Years	Mill Feed (Mt)	Head Grade		Recovery		Average Annual Production
		Gold (g/t)	Silver (g/t)	Gold (%)	Silver (%)	Gold (Koz)	Silver (Koz)
1 through 9	183.4	0.85	5.6	87.1	50.1	485	1,842
1 through 14	292.9	0.79	4.7	86.8	48.5	463	1,531
15 through 17	48.9	0.40	10.2	84.4	50.6	177	2,726
Life-of-mine	341.8	0.74	5.5	86.6	49.0	413	1,742

Note: Table excludes 2.65 Mt of material mined and milled in the preproduction period.

Mineral Processing

The 60,000 tpd process plant would use conventional crushing, grinding, leaching, and carbon-in-pulp technology to produce gold-silver doré. The overall design utilizes a simple and conventional flowsheet.
Run-of-mine ore would be crushed and ground to 80% passing 150 µm in a conventional dual-train semi-autogenous grinding-ball milling-pebble crushing circuit. Ground ore would be directed to a leach feed thickener, then to a leaching and carbon-in-pulp extraction circuit. Extracted gold and silver would be released from carbon in stripping columns and recovered by electrowinning before being smelted into gold-silver doré.

Key process equipment would consist of:

•	A 1,520 x 2,870 millimetre (60" x 113") gyratory crusher
•	A SAG/ball mill/crusher grinding circuit:
o	Two 11.0 x 6.7 metre diameter (36' x 21.5') 17-Megawatt SAG mills
o	Two 8.2 x 12.8 metre diameter (27' x 42') 17-Megawatt Ball mills
o	Two 1,000-Kilowatt pebble crushers
•	Whole ore leaching and carbon-in-pulp circuit:
o	24 leach tanks of 18 metre diameter
o	Two trains of seven 400 cubic metre capacity carbon-in-pulp tanks
o	Two 80 metre diameter thickeners
•	Three cyanide destruction vessels
Project Capital Costs

The Project is located 112 kilometres southwest of Vanderhoof, a town with a population of approximately 4,000 people, in central British Columbia. The Project is close to existing infrastructure with access to low cost hydroelectric power available, which requires the construction of a 140 kilometre transmission line from an existing B.C. Hydro substation to the Blackwater site. B.C. Hydro completed a System Impact Study, which concluded that the Glenannan substation was the optimal point of connection to the grid and that supply of up to 120 Megawatts was feasible. Stakeholders along the transmission line route have been consulted.

The Blackwater site is currently accessible via the Kluskus forest service road, which connects to Provincial Highway 16 near Vanderhoof. As part of the development plan, a 16 kilometre section of new access road would be constructed to provide a more direct route from the forest service road to the Project site.

During the development stage, an 880-person construction camp would be established on site which, together with the expansion of the existing camp from 250 to 426 persons, would provide accommodations for contractors and construction management staff. This construction camp would be removed once development is complete. An airstrip is planned to be built for use during the construction phase of the Project in order to increase accessibility and reduce travel time to the site. The presence of an airstrip supports New Gold’s strategy of being best positioned to attract top-quality, skilled labour for construction. For operations, a high-quality modular camp with a capacity of 420 persons would be used.

The total estimated development capital cost for the Project is $1,865 million inclusive of a $190 million contingency. The estimated development capital cost is based on the third quarter 2013 capital environment. The development capital cost equates to $266 per recoverable gold ounce over the current reserve life of the Project. Total sustaining capital over the life of the Project is estimated to be $647 million, which is equivalent to an average of $92 per recoverable gold ounce.

A detailed breakdown of the key components of the Project’s development capital are shown below.

Breakdown of Feasibility Study Project Development Capital Costs
Description	($ millions)
Direct Costs
Mining equipment and pre-production development	272
On-site infrastructure (Truck shop, Warehousing, Earthworks, etc.)	158
Process plant	600
Tailings facilities and water reclaim	86
Off-site infrastructure (Transmission line, Water supply system, Airstrip, etc.)	121
Access corridor	11
Total Direct Costs	1,248
Owner’s Costs and EPCM
Owner’s costs	74
Engineering, Procurement and Construction Management	108
Indirect Costs
Construction services, support and utilities	97
Construction camp and facilities	78
Freight and logistics	42
Other indirect costs	28
Total Indirect Costs	245
Total Owner’s Costs, EPCM and Indirect Costs	427
Subtotal	1,675
Contingency	190
Total Project Development Costs	1,865

Project Operating Costs

The unique combination of Blackwater’s proximity to infrastructure, stripping ratio of 1.88 to 1.00, access to low cost hydroelectric power and silver by-product revenue, result in the Project’s estimated total cash costs(1) and all-in sustaining costs(2) being well below today’s industry average.

After the start of commercial production, the Project’s mining costs are projected to be C$1.88 per tonne of material and the costs per tonne milled are summarized below.

Breakdown of Base Case Feasibility Study Operating Costs
Description	(C$ per tonne milled)	($ per gold ounce produced)
Mining	5.33	247
Processing	7.20	333
General and administrative	1.43	67
Royalties	0.27	12
Refining	0.21	10
Transport and insurance	0.05	2
Cash costs	14.49	671
Silver by-product sales at $22.00 per ounce silver	(2.01)	(93)
Total cash costs(1)	12.48	578
Sustaining capital	1.99	92
All-in sustaining costs(2)	14.47	670

A key driver of the Project’s low all-in sustaining costs(2) is that, at an assumed silver price of $22.00 per ounce, Blackwater’s average annual silver revenue is expected to offset the Project’s annual sustaining capital requirement.

Economic Sensitivity Analysis

The summary below, showing a variety of commodity price and foreign exchange scenarios, holds the following assumptions constant: an electricity rate of C$0.051 per kilowatt hour and a diesel cost of C$1.04 per litre. As previously indicated, the company’s primary development focus is on its Rainy River project, however, for purposes of comparability, the NPV calculations below are calculated to the beginning of 2015.

Summary of Feasibility Study Project Economics
Gold Price ($ per ounce)	Silver Price ($ per ounce)	US$/C$ foreign exchange	5% NPV ($ millions)	IRR (%)	Payback Period (Years)
			Pre-tax	Pre-tax	Pre-tax
1,150	20.00	0.93	402	7.8	7.5
1,300	22.00	0.95	991	11.3	6.2
1,450	24.00	0.97	1,582	14.4	5.1
1,600	26.00	1.00	2,120	16.8	4.5

Using the base case assumptions as the foundation, other important sensitivities include:

•	Every $100 per ounce change in the life-of-mine gold price, where all other assumptions are held constant, results in an approximate $442 million change in pre-tax NPV and 2.4% change in pre-tax IRR
•	Every $0.05 change in the US$/C$ foreign exchange rate, where all other assumptions are held constant, results in an approximate $270 million change in pre-tax NPV and 1.9% change in pre-tax IRR
•	Every $100 million change in development capital costs, where all other assumptions are held constant, results in a $98 million change in pre-tax NPV and 0.9% change in pre-tax IRR
Tax Considerations

A part of New Gold’s growth strategy has been to build upon its business in jurisdictions where it already has an established presence. One of the benefits of this approach is that it enables the company to manage its business in a tax-efficient manner. New Gold is able to realize tax synergies between different assets by utilizing tax attributes interchangeably amongst its portfolio of assets, all with the goal of maximizing New Gold’s overall profitability rather than that of any one operation or project. New Gold has shown pre-tax NPV’s for the Project as the timing of a future development decision would have a meaningful impact on the tax attributes of Blackwater. Future Canadian corporate administrative costs, interest costs as well as expenditures at the New Afton Mine in British Columbia and, potentially, the Rainy River project in Ontario could all impact the after-tax economics of Blackwater. Key provincial and federal tax considerations for Blackwater would include:

•	British Columbia mining tax – 2% provincial tax payable immediately upon the start of production, increasing to 13% after applicable capital cost deductions are used
•	British Columbia provincial income tax – 11.0%, payable after applicable deductions are used
•	Canadian federal income tax – 15.0%, payable after applicable deductions are used
•
As the mining tax is deductible for income tax purposes, once Blackwater becomes fully taxable later in its mine life, the effective tax rate would be approximately 35% based on today’s statutory rates

2012 PEA versus Feasibility Study

As Blackwater has progressed from the 2012 PEA to the Feasibility Study, the majority of the project parameters have remained consistent. A comparison of key metrics, including those that have changed, between the 2012 PEA and the Feasibility Study is provided below:

•	Project’s 60,000 tonne per day scale and whole ore leach processing circuit remain unchanged
•	Weighted average gold grade processed in first nine years of production unchanged at 0.85 grams per tonne
•	Weighted average silver grade processed in first nine years of production increased to 5.6 grams per tonne from 4.8 grams per tonne
•	Life-of-mine average gold recoveries unchanged
•	Life-of-mine average silver recoveries decreased by 4%
•	Cumulative gold production in first nine years decreased by 187,000 ounces, or an average of 21,000 ounces per year, primarily attributable to a more conservative production ramp-up assumption
•	Cumulative silver production in first 9 years increased by 395,000 ounces, or an average of 44,000 ounces per year
•	Overall smaller pit design with 149 million tonnes less waste mined, including pre-production waste, resulting in lower stripping ratio
•	Decrease in total cost per tonne milled, net of silver by-product credit, to C$12.48 per tonne from C$13.01 per tonne, despite using lower silver price assumption
•
0.9 million ounce decrease in life-of-mine gold production, primarily driven by years 10 and beyond, resulting from the incorporation of infill drilling, related updates to the geologic and geostatistical model, inclusion of a 5% mining dilution factor and resulting revisions to the mine plan

•	2.3 million ounce decrease in life-of-mine silver production, driven by years 10 and beyond
•
In Canadian dollar terms, the estimated development capital has increased by 8%, which has been offset by a 9% depreciation in the Canadian dollar from US$/C$1.03 at the time of the 2012 PEA to US$/C$0.94 today

o	The 2012 PEA applied a parity exchange rate to the development cost, whereas the Feasibility Study applies a US$/C$ 0.95 exchange rate
•	$110 million increase in life-of-mine sustaining capital costs of which the majority is related to ongoing tailings dam expansion in first five years of mine life

Environment, Permitting and Corporate Social Responsibility

New Gold has conducted extensive environmental baseline studies and is preparing comprehensive environmental management plans for the Project. The environmental management plans have been integrated into the mining, processing, water, and waste management designs for Blackwater. There would be no surface water discharge during operations.

The mine design includes a robust closure plan with simplified water management requirements resulting from the compact project layout and integrated waste management strategy. The closure plan employs proven practices and is not dependent on long-term active treatment and monitoring. All Project components would be decommissioned and reclaimed according to best industry practices and provincial and federal regulations. Proposed end land use objectives for mine closure are wildlife habitat and return of the land for traditional use by First Nations.

New Gold has designed and would operate the Project in accordance with the International Cyanide Management Code.

Approval to develop and operate major mines in British Columbia is granted after the completion of environmental reviews by both the Government of British Columbia and the Government of Canada under the B.C. Environmental Assessment Act and Canadian Environmental Assessment Act, respectively. These reviews involve approval of the mine concept and lead to project certification under the B.C. process and approval from the federal Minister of Environment under the federal process. A subsequent process leads to project permitting by provincial and federal regulatory agencies, and involves specific design and technical approvals related to mine construction activities and operations.

The provincial review is administered by the B.C. Environmental Assessment Office and the federal review by the Canadian Environmental Assessment Agency. Both the federal and provincial governments have legislated timelines for completion of their respective reviews. While the processes and timelines are not legally linked, they are coordinated through the Canada-B.C. Environmental Cooperation Agreement.

New Gold has initiated the federal and provincial review processes and remains on track to submit the Project’s Environmental Assessment report in early 2014.

The company is consulting with First Nations, government, and other stakeholders regarding the Project. The intent of the consultations is to increase the mutual awareness and understanding of the Project.

Forestry, agriculture, and, to a lesser extent, tourism, are the primary industries driving the economy of the region, with mining targeted as an emerging sector. The area’s economy has historically been driven by forestry, but the Mountain Pine Beetle epidemic, the downturn in the forest industry, and the closures of certain sawmills in the area, have led to economic decline in the region.

Blackwater would create approximately 595 permanent jobs. The construction work force would be roughly 1,200 on average, peaking at 1,500. New Gold is committed to maximizing local employment and contracting opportunities. The company plans to work collaboratively with community partners to prepare local workers, and establish programs for specific training where necessary.

About New Gold Inc.

New Gold is an intermediate gold mining company. The company has a portfolio of four producing assets and three significant development projects. The New Afton Mine in Canada, the Cerro San Pedro Mine in Mexico, the Mesquite Mine in the United States and the Peak Mines in Australia provide the company with its current production base. In addition, New Gold owns 100% of the Blackwater and Rainy River projects, both in Canada, as well as 30% of the El Morro project located in Chile. New Gold’s objective is to continue to establish itself as a leading intermediate gold producer, focused on the environment and sustainability. For further information on the company, please visit www.newgold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this news release, including any information relating to New Gold’s future financial or operating performance as well as information respecting the Blackwater project or the Rainy River project may be deemed “forward looking”. All statements in this news release, other than statements of historical fact, that address events or developments that New Gold expects to occur are “forward-looking statements”. Forward-looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation. Forward-looking statements in this news release primarily relate to the results of the Blackwater Feasibility Study, and include, among others, statements with respect to: expected capital costs, sustaining capital costs, production, cash costs and all-in sustaining costs; the expected mine life, scale, mining methods and plan, processing methods and rate, grades, recovery rates, stripping ratio, production and other attributes of the Blackwater project; the expected NPV, IRR, and payback period associated with the Blackwater project; the estimation of mineral reserves and resources; the timing for submission of the Blackwater Environmental Assessment report and receipt of permits; the potential development of Blackwater in the future; New Gold’s plans to advance Rainy River and its project characteristics and capital cost; and the timing to complete the Rainy River updated feasibility study.
All forward-looking statements in this news release are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Material assumptions regarding our forward looking statements, including without limitation, the key assumptions underlying the Blackwater Feasibility Study, are discussed in this news release, the annual MD&A, the AIF and our Technical Report which will be filed on SEDAR within 45 days of the release of this news release. Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements; price volatility in the spot and forward markets for commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada and the United States; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada; taxation; controls, regulations and political or economic developments in Canada; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements, including, but not limited to: obtaining the necessary permits for the Blackwater and the Rainy River projects; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of reserves and resources; competition; loss of key employees; additional funding requirements; rising costs of labour, supplies, fuel and equipment; actual results of current exploration activities; uncertainties inherent to mining economic studies including the Feasibility Study for Blackwater and the Feasibility Study for Rainy River; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of First Nations; and uncertainties with respect to obtaining all necessary surface rights for the Rainy River project. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold’s (and, in respect to information related to the Rainy River project, in Rainy River’s) disclosure documents filed on and available at www.sedar.com. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this news release are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.

Cautionary Note to U.S. Readers Concerning Estimates of Measured, Indicated and Inferred Mineral Resources

Information concerning the properties and operations of New Gold has been prepared in accordance with Canadian standards under applicable Canadian securities laws, and may not be comparable to similar information for United States companies. The terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” used in this news release are Canadian mining terms as defined in accordance with National Instrument 43-101 (“NI 43-101”) under guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on November 27, 2010. While the terms “Mineral Resource”, “Measured Mineral Resource”, “Indicated Mineral Resource” and “Inferred Mineral Resource” are recognized and required by Canadian securities regulations, they are not defined terms under standards of the United States Securities and Exchange Commission. Under United States standards, mineralization may not be classified as a “Reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the Reserve calculation is made. As such, certain information contained in this news release concerning descriptions of mineralization and resources under Canadian standards is not comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of the United States Securities and Exchange Commission. An “Inferred Mineral Resource” has a great amount of uncertainty as to its existence and as to its economic and legal feasibility. It cannot be assumed that all or any part of an “Inferred Mineral Resource” will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or pre-feasibility studies. Readers are cautioned not to assume that all or any part of Measured or Indicated Resources will ever be converted into Mineral Reserves. Readers are also cautioned not to assume that all or any part of an “Inferred Mineral Resource” exists, or is economically or legally mineable. In addition, the definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” under CIM Definition Standards differ in certain respects from the standards of the United States Securities and Exchange Commission.

Technical Information

The scientific and technical information in this news release has been reviewed and approved by Mark Petersen, an AIPG Certified Professional Geologist under National Instrument 43-101 and officer of New Gold. A Technical Report to be prepared in accordance with Form 43-101F1 will be filed on SEDAR within 45 days of this news release. For further information with respect to the key assumptions, parameters and risks associated with the results of the Feasibility Study, the mineral reserve estimate and other technical information with respect to the Blackwater project, please refer to the Technical Report to be made available at www.sedar.com. The following qualified persons, as that term is defined in NI 43-101, have prepared or supervised the preparation of their relevant portions of the technical information in this news release and the related Technical Report to be filed:

•	Mark Petersen, AIPG Certified Professional Geologist (New Gold Inc.)
•	Ronald G. Simpson, P Geo (GeoSim Services Inc.)
•	Jay Horton, P. Eng (Norwest Corporation)
•	Bruno Borntraeger, P. Eng (Knight Piesold Ltd.)
•	Gary Christie, P. Eng (AMEC)
•	Ignacy (Tony) Lipiec, P. Eng (AMEC)

Mineral Resources
Notes:
1. Reported within a conceptual open pit shell based on metal prices of $1,400/oz gold, $28.00/oz silver, and average metallurgical recoveries of 88.0% gold and 64.0% silver for oxide mineralization, 85.0% gold and 58.0% silver for transitional oxide / sulphide mineralization, and 85.0% gold and 44.0% silver for sulphide mineralization.
2. Total contained metal calculated on the basis of Tonnes * Grade / 31.10348 grams per troy ounce.
3. Gold-equivalent grade estimate based on $1,400/oz gold, $28.00/oz silver, and differential metallurgical recoveries described in Note 1 above.
4. Direct processing material defined as mineralization above a 0.4 g/t AuEq cutoff and likely to be mined and processed directly.
5. Stockpile material defined as mineralization above a 0.3 g/t AuEq and below a 0.4 g/t AuEq cutoff that is suitable for stockpiling and future processing based on average metallurgical recoveries of 79.0% gold and 37.0% silver. The 0.3 g/t AuEq lower cutoff grade is considered adequate to cover mining, processing, and additional handling costs.

Mineral Reserve

1.	Reported within an open pit design based on metal prices of $1,300/oz gold, $22.00/oz silver, with variable recoveries by grade and ore type averaging 86.6% for gold and 49.1% for silver.
2.	Contained metal calculated on the basis of Tonnes * Grade / 31.10348 grams per troy ounce.
3.	Direct processing reserves are defined as mineralization above a lower cut-off grade that varies by year between 0.26 g/t and 0.38 g/t AuEq and is to be mined and processed directly.
4.
Reserves noted as stockpiled material consist of ore tonnage above a 0.32g/t AuEq cut-off grade that is mined and stockpiled before being sent to the mill. This stockpiled tonnage includes ore mined before mill startup, lower grade ore mined during preproduction and commercial production, and ore tonnage misclassified or misallocated during the mining process. All of the ore tonnage classified as reserves and listed here is processed and the total reserves quoted are equal to the total mill feed as shown in the life of mine plan. No stockpiles currently exist at site.

5.
Gold-equivalent grade estimate based on $1,400/oz gold, $28.00/oz silver, and average metallurgical recoveries of 88.0% gold and 64.0% silver for oxide mineralization, 85.0% gold and 58.0% silver for transitional oxide / sulphide mineralization, and 85.0% gold and 44.0% silver for sulphide mineralization.

6.	All costs are based on estimates and vendor quotes effective third quarter 2013. No escalation has been applied to bring costs forward to December 2, 2013.
7.
Cutoff grade values are based on a gold price of $1,300/oz. The plant direct feed cut-off grade is AuEq 0.26 g/t, and the ore stockpile cut-off grade is AuEq 0.32 g/t. The cut-off grade calculation includes the following costs:

a.	minimum profit
b.	operating cost (ore mining, hauling cost, processing, G&A)
c.	sustaining capital cost for mining, tailings storage facility and the mill
d.	royalty and refining cost
e.	reduced recovery for stockpiled ore (79%)

The costs for determining cut-off grade are based on the 2012 PEA updated by New Gold. Cut-off grades as determined using the feasibility study costs and recoveries update the cut-off grade from 0.26 g/t to 0.28 g/t for direct feed and 0.32 g/t to 0.33 g/t for stockpiled ore. This difference is within the accuracy expected of a feasibility level study. An elevated cut-off grade strategy has been selected to minimize the Project payback period and maximize the NPV. During the first 10 years of the Project, where a surplus of ore will be mined, the highest-grade ore will be sent to the mill and the rest stockpiled for processing at the end of the mine life.

8.
There are two primary dilution and loss scenarios. The first scenario sees a surplus of ore being mined and being sent to both the mill and the low-grade stockpile. In the second scenario, all ore mined is sent to the mill with no surplus sent to the low-grade stockpile. Dilution and losses vary for these two scenarios due to the different cut-off grades used, resulting in different ore / waste contact block configurations. As such, the resulting average dilution for periods where both the mill and the stockpile are fed is 5% at a grade of 0.16 g/t Au and 3.19 g/t Ag. For periods where all ore is sent to the mill directly, dilution is 4% at a grade of 0.12 g/t Au and 2.90 g/t Ag. In addition, all isolated ore blocks—ore blocks with waste on all four adjacent sides—will be mined as waste and all isolated waste blocks—waste blocks with ore on all four adjacent sides—will be mined as ore.

Beyond the dilution factor noted above, a misallocation factor is also applied when calculating the ore tonnes. This factor accounts for ore that is intended for the plant, based on grade, but is sent to the stockpile, or vice versa. A factor of 15% of the total material sent to the stockpile was applied to determine the misallocated quantities. The misallocated stockpile ore is made up with the average mill feed ore for the period. This misallocated material would average about 700kt per year, or just under 4% of the total mill feed.

Non-GAAP Measures

(1) TOTAL CASH COSTS

“Total cash costs” per ounce figures are non-GAAP measures which are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is widely accepted as the standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented may not be comparable to other similarly titled measures of other companies. New Gold reports total cash costs on a sales basis. Total cash costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital and exploration costs. Total cash costs are reduced by any by-product revenue and is then divided by ounces sold to arrive at the total by-product cash cost of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-IFRS measure. Total cash costs presented do not have a standardized meaning under IFRS and may not be comparable to similar measures presented by other mining companies. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with IFRS and is not necessarily indicative of operating costs presented under IFRS.

(2) ALL-IN SUSTAINING COSTS

Consistent with the guidance announced earlier in 2013 from the World Gold Council, an association of various gold mining companies from around the world of which New Gold is a member, New Gold defines “all-in sustaining costs” as the sum of total cash costs, sustaining capital expenditures, corporate general & administrative costs, capitalized and expensed exploration that is sustaining in nature and environmental reclamation costs. New Gold believes this non-GAAP measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. All-in sustaining costs constitute a non-GAAP measure and are intended to provide additional information only and do not have any standardized meaning under IFRS. They should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Other companies may calculate these measures differently.

For further information please contact:

Hannes Portmann
Vice President, Corporate Development
Direct: +1 (416) 324-6014
Email: info@newgold.com